Exhibit 12.1
The Hillman Companies, Inc.
Computation of Ratio of Income to Fixed Charges
Year Ended December 31, 2005
(Dollars in thousands)

Income from Operations	$41,659
Depreciation	15,605
Amortization	7,228
Stock compensation expense	1,601
Non-recurring expense (1)	500
Proforma adjustments	—

Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”)	$66,593
Capital Expenditures	15,158
Interest on junior subordinated notes	12,231
Cash Interest	18,130
Scheduled Debt Payments	2,175
Cash Taxes	484

Fixed Charges	$48,178

Ratio of Adjusted EBITDA to Fixed Charges	1.38

(1) — Non-recurring expense includes $500 of accounting fees incurred in connection with the restatement of the Company’s 2004
Form 10-K/A.